                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                                             SCHEDULE 13G
                                                           (Amendment No. 3)

                                               Under the Securities Exchange Act of 1934

                                                       Capital Properties, Inc.
                                                       ------------------------
                                                           (Name of Issuer)

                                                 Class A Common Stock, $0.01 par value
                                                 -------------------------------------
                                                    (Title of class of securities)

                                                              140430 10 9
                                                              -----------
                                                            (CUSIP number)

                                                 Class B Common Stock, $0.01 par value
                                                 -------------------------------------
                                                    (Title of class of securities)

                                                              140430 20 8
                                                              -----------
                                                            (CUSIP number)

                                            (A fee is not being paid with this statement.)

         1)       Name of Reporting Person:
                                                     Robert H. Eder
                                                     Linda Eder

         2)       Check the Appropriate box if a Member of a Group (See Instructions)

         (a)
         (b)

         3)       SEC Use Only

         4)       Citizenship or Place of Organization.

                                                              Robert H. Eder - United States
                                                              Linda Eder - United States

Number of                                                                              Class A         Class B
Shares Bene-                                                                           Common          Common
ficially                                                                               Stock           Stock
                                                                                       --------------  -----
Owned By      (5)      Sole Voting Power:
Each Report-                                    Robert H. Eder.......................  784,869         78,486
ing Person                                      Linda Eder...........................  784,869         78,486
With
              (6)      Shared Voting Power:                                            None            None

              (7)      Sole Dispositive Power:
                                                Robert H. Eder.......................  784,869         78,486
                                                Linda Eder...........................  784,869         78,486

              (8)      Shared Voting Power      :                                      None            None

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person:

                  Class A Common Stock: 1,569,738             Class B Common Stock:  156,972
                                        ---------                                    -------

         10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         11)      Percent of Class Represented by Amount in Row 9.

                  Class A Common Stock: 52.32%                Class B Common Stock:  52.32%
                                        ------                                       ------

         12)      Type of Reporting Person (See Instructions).        IN
                                                                     ----

Item 1(a).        Name of Issuer
                  --------------

         Capital Properties, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

         100 Dexter Road
         East Providence, Rhode Island 02914

Item 2(a).        Name of Persons Filing
                  ----------------------

         Robert H. Eder
         Linda Eder

Item 2(b).        Residence
                  ---------

         2441 SE Bahia Way
         Stuart, FL  34996

Item 2(c).        Citizenship
                  -----------

         Robert H. Eder: United States of America
         Linda Eder:                United States of America

Item 2(d).        Title of Class of Securities
                  ----------------------------

         Class A Common Stock, par value $0.01 per share
         Class B Common Stock, par value $0.01 per share

Item 2(e).        CUSIP No.
                  ---------

         Class A Common Stock:      140430 10 9
         Class B Common Stock:      140430 20 8

Item 3.           Not applicable

Item 4.           Ownership
                  ---------

         (a)      Amount beneficially owned by each reporting person:

                  Please see item 9 of the cover pages.

         (b)      Percent of class owned by each reporting person:

                  Please see item 11 of the cover pages.

         (c)      Number of shares as to which each person has:

                  Please see items 5-8 of the cover pages.

Item 5.           Ownership of 5% Or Less Of A Class
                  ----------------------------------

                  Not applicable

Item 6.           Ownership Of More Than 5% On Behalf of Another Person
                  -----------------------------------------------------

                  Not applicable

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent
                  ----------------------------------------------------------------------------------------------------------------
                  Holding Company
                  ---------------

                  Not applicable

Item 8.           Identification And Classification Of Members Of The Group
                  ---------------------------------------------------------

                  Not applicable

Item 9.           Notice Of Dissolution Of Group
                  ------------------------------

                  Not applicable

Item 10. Certification
         -------------

                  Not applicable

                                                               SIGNATURE
                                                               ---------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                              /s/ Robert H. Eder
                                                              -----------------------------------
                                                              Robert H. Eder
                                                              Date:  January 14, 2002

                                                              /s/ Linda Eder
                                                              -----------------------------------
                                                              Linda Eder
                                                              Date:  January 14, 2002

                                                               EXHIBIT A
                                                               ---------

                                                 AGREEMENT TO FILE JOINT SCHEDULE 13G
                                                 ------------------------------------

         We, the undersigned, have agreed to file a joint Schedule 13G in accordance with Rule 13d-1(f)(1).
         Executed and made effective as of this 14th day of January, 2002.
                                                              /s/ Robert H. Eder
                                                              -----------------------------------
                                                              Robert H. Eder

                                                              /s/ Linda Eder
                                                              -----------------------------------
                                                              Linda Eder